Exhibit 99.1

News release

Biofrontera confirms financing need

Leverkusen, Germany, June 30, 2020 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today confirmed the financing requirements to maintain ongoing business operations.

During a hearing before the Higher Regional Court of Cologne to review the Company’s request to release an authorized capital approved by the 2017 Annual General Meeting, the Company was requested to elaborate on the financing needs stated in the 2019 financial statements.

Biofrontera confirmed the statement already made in the 2019 financial statements that, from today’s perspective, there is a financing need of at least EUR 5 million to maintain business operations until the end of April 2021. This forecast is based on the assumption that the gradual easing of measures to contain the corona pandemic, especially in the USA, will lead to a significant improvement in revenue generation in Q3 and Q4 2020 and Q1 2021 compared to Q2 2020. Overall, the Company expects to generate revenues of EUR 34 to 38 million 2020 (including the one-time license payment of EUR 6 million received from Maruho Co., Ltd. in April 2020). The Company continues to assume that expenditures in Q3 and Q4 2020 will return to the level of Q1 2020. In order to achieve these revenue targets, it is particularly necessary to increase spending on sales and marketing, especially in the USA.

Should the anticipated recovery and upturn in sales revenue fail to materialize or even be less pronounced due to the further development of the COVID-19 pandemic, the financing requirements would increase and should be implemented more promptly, despite the expected lower cost burden.

The Company continues to plan to cover the financing needs in the short-term by means of a capital measure. Within the scope of this capital measure, additional funds are to be raised to enable the Company to push the strategic development of its products as well as the strengthening of its market positioning forward.

Prof. Dr. Hermann Lübbert, CEO of Biofrontera AG, commented: “We have mixed expectations for the second half of 2020. While sales in Germany are currently developing more positively again, we have considerable uncertainties about the future business performance in the USA. Given the current situation with growing numbers of Covid-19 infections, particularly in the southern United States, it remains impossible to make a reliable forecast. However, we intend to continue our focus on investing in our US sales and marketing activities in order to realize all possible business opportunities available to us. Additional financial resources will be required for this, but also for the future growth of Biofrontera. Should there be further restrictions or even a further lock-down, this would naturally also affect our financing requirements.”

-End-

For enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com

IR UK: Seton Services Toni Vallen	+44 (0) 207 229 0805

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward-Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Company’s Annual Report on Form 20F and other reports filed by it with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102